Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2007

Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey   07061-1615

Re: The Chubb Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on February 28, 2007
File No. 001-8661

Dear Mr. O'Reilly:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief